Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2Q 2006	2Q 2005	YTD 2006	YTD 2005
Income from continuing operations	7,682	8,973	18,280	18,769
Additions:
Fixed charges
Interest expense	11,604	9,283	21,926	17,870
Capitalized interest	769	234	1,470	441

	12,373	9,517	23,396	18,311
Deductions:
Capitalized interest	(769)	(234)	(1,470)	(441)

Adjusted earnings	19,286	18,256	40,206	36,639

Fixed Charges (from above)	12,373	9,517	23,396	18,311
Ratio of Earnings to Fixed Charges	1.56	1.92	1.72	2.00